Consent of Independent Registered Public Accounting Firm

The Board of Directors

HSBC Holdings plc

We consent to the use of our report dated 5 March 2007, with respect to the consolidated balance sheets of HSBC Holdings plc and its subsidiary undertakings as at 31 December 2006 and 2005, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognized income and expense for each of the years in the three-year period ended 31 December 2006, management’s assessment of the effectiveness of internal control over financial reporting as at 31 December 2006 and the effectiveness of internal control over financial reporting as at 31 December 2006, included in the 31 December 2006 Annual Report on Form 20-F of HSBC Holdings plc incorporated by reference herein.

/S/ KPMG AUDIT PLC

KPMG Audit Plc

London, England

23 August 2007